CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303

April 25, 2006

VIA FACSIMILE

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

> Re: Request for Accelerated Effectiveness of CPI International, Inc.'s
>   Registration Statement on Form S-1, File No. 333-130662 (the "Registration
>   Statement")

Dear Ms. Anderson:

In accordance with Rule 461 of the Securities Act of 1933, as amended, CPI International, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of the above-referenced Registration Statement. Subject to your approval, the Company hereby requests that the Registration Statement, as amended prior to such time, be declared effective on April 27, 2006 at 12:00 p.m. (noon) Washington, D.C. time or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

14R1432

If you have any questions regarding this request, please do not hesitate to telephone Sylvianne Pizarro at (310) 203-7588 or Richard Wirthlin at (310) 203-7586.

Very truly yours,

CPI International, Inc.



By:

Joel A. Littman, Chief Financial Officer, Treasurer and Secretary

1181432

April 25, 2006

<u>VIA FACSIMILE</u>

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

Re: Request for Accelerated Effectiveness of CPI International, Inc.'s Registration
        Statement on Form S-1, File No. 333-130662 (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of CPI International, Inc., under the Registration Statement that the effective date of the Registration Statement be accelerated so that the Registration Statement, as amended prior to the effective time, may be declared effective at 12:00 p.m. (noon) Washington D.C. time on April 27, 2006 or as soon thereafter as practicable.

The following information with respect to the distribution of the preliminary prospectus dated April 11, 2006 (the "Preliminary Prospectus") is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

-2-

The approximate number of Preliminary Prospectuses distributed between April 11, 2006 and April 24, 2006 is as follows:

	No. of Copies Dated April 11, 2006
Underwriters	2,175
Dealers	n/a
Potential Investors	3,300
Others	2,825
Total:	8,300

Sincerely,

UBS SECURITIES LLC
BEAR, STEARNS & CO. INC.
BANC OF AMERICA SECURITIES LLC
WACHOVIA CAPITAL MARKETS, LLC

By: UBS SECURITIES LLC

By: _____
    Name: James R. Gray
    Title: Managing Director

By: _____
    Name: Jeffrey Groves
    Title: Director

CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303

April 27, 2006

VIA FACSIMILE

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

      Re: CPI International, Inc.
              Registration Statement on Form S-1, File No. 333-130662
              NASD No Objection Status

Dear Ms. Anderson:

      We hereby inform you, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the amount of compensation to be allowed or paid to the underwriters and any other arrangements among CPI International, Inc. the underwriters and the other broker-dealers participating in the distribution, as described in the above-referenced Registration Statement, have been reviewed to the extent required by the National Association of Securities Dealers, Inc., and such Association has issued a statement expressing no objections to the compensation and other arrangements.

[Remainder of page intentionally left blank]

1481434

Very truly yours,

CPI International, Inc.



By: _____

Joel A. Littman, Chief Financial Officer,
Treasurer and Secretary

1481434

IRELL & MANELLA LLP

1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067-4276
General Facsimile No.: (310) 203-7199
Telephone No.: (310) 277-1010 Ext. 8200

Date: Thursday, April 27, 2006 8:57:28 AM   **VIA FACSIMILE**

Facsimile No.: 12027729205

To: Kathleen Krebs   **Company:**

From: Rick Wirthlin

No. of Pages: 03
(including cover page)

Attached please find statement of no objection from the NASD.